2207 Bridgepointe Parkway #250 San Mateo, CA 94404

December 27, 2011

VIA EDGAR

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Talon Therapeutics, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 (the “2010 Form 10-K”) Filed March 28, 2011 File No. 001-32626

Dear Mr. Riedler:

On behalf of the Company, this letter is being submitted in response to the letter dated December 13, 2011 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the 2010 Form 10-K.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold type, with the Company’s response set out immediately underneath it in regular type.

1.
We note your statement at page 8 that you have been granted an exclusive license to certain patents to commercialize Optisome products for all uses throughout the world under a research agreement between Tekmira and the British Columbia Cancer Agency. We also note that your risk factor at page 30 states that the British Columbia Cancer Agency may terminate your rights to Marqibo, Alocrest, and Brakiva pursuant to certain underlying agreements governing your licenses. Based upon these statements, it appears that your business may be substantially dependent on this agreement. Please file the exclusive license agreement with the British Columbia Cancer Agency as an exhibit or provide a legal analysis as to why this agreement is not required to be filed as an exhibit.

Jeffrey P. Riedler
December 27, 2011

Response:  The British Columbia Cancer Agency (the “BCCA”) may not terminate the Company’s rights to any patents or other intellectual property relating to Marqibo, Alocrest, or Brakiva (the “Products”).  Pursuant to a Termination Agreement dated May 6, 2002 between Tekmira and the BCCA (the “BCCA Agreement”), the BCCA assigned all of its rights in certain patents to Tekmira, and those patents were subsequently licensed by Tekmira to the Company.  Because the Company’s rights to the Products may not be terminated by the BCCA, the Company’s business is not substantially dependent on the BCCA Agreement, which is therefore not required to be filed as an exhibit to the 2010 Form 10-K.

In future filings, the Company undertakes to revise its disclosure to clarify that its rights to the Products may not be terminated by the BCCA.  For example, the Company proposes to revise in future filings the risk factor on page 30 of the 2010 Form 10-K as follows (marked to show changes from the disclosure in the 2010 10-K).

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.

In the event any of our license agreements relating to our product candidates are terminated, we could lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects. Our rights to Menadione Topical Lotion are governed by a license agreement with Albert Einstein College of Medicine, or AECOM, which provides that AECOM may terminate the agreement, after providing us with notice and an opportunity to cure, for our material breach or default, or upon our bankruptcy.  Our rights to Marqibo, Alocrest and Brakiva are governed by a series of agreements which may be individually or collectively terminated, not only by Tekmira, but also by M.D. Anderson Cancer Center~~, British Columbia Cancer Agency~~ or University of British Columbia under the underlying agreements governing the license or assignment of technology to Tekmira. Tekmira may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.

*   *   *

Jeffrey P. Riedler
December 27, 2011

On behalf of the Company, it hereby acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 588-6404, or Sean Nagle, the Company’s counsel, at (612) 492-7422, if you have any questions with respect to the responses contained in this letter.

Very truly yours, Talon Therapeutics, Inc. /s/ Craig W. Carlson Craig W. Carlson Senior Vice President, Chief Financial Officer

cc:	Mr. Bryan J. Pitko, Esq. Mr. Michael Rosenthall, Esq. Mr. Sean M. Nagle, Esq.